MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this section to the “Company,” “Alps Group,” “we,” “us” or “our” refer to the business of Alps Life Sciences Inc, Alps Global Holding Berhad and its subsidiaries prior to the Closing.

You should read the following discussion and analysis of our financial condition and results of operations together with the historical audited consolidated financial statements as of and for the years ended March 31, 2025 and 2024. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under the “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” sections and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

Alps Life Sciences Inc (“Alps Holdco”) is an exempted company incorporated in the Cayman Islands with limited liability, and Alps Global Holding Berhad (“Alps”) is a public limited company incorporated in Malaysia on April 14, 2017. Alps became the wholly-own subsidiary of Alps Holdco in July 2024. Alps’ primary objective is to evolve into a fully integrated bench-to-bedside platform encompassing biotechnology research, medical services, and wellness solutions. Alps’ principal activities are research and development in various biotechnology-related products and services, with a focus on the use of precision and preventive medicine.

Alps intends to take a targeted approach to addressing challenges in the biotech and healthcare sector in ASEAN. Its efforts focus on the following areas:

●	Transitioning scientific discoveries into commercially viable products and treatments, thereby improving access to healthcare solutions.
●	Enhancing research capabilities by facilitating the development of infrastructure and establishing dependable supply chains to support innovation.
●	Implementing programs to recruit, train, and retain skilled professionals in specialized biotech disciplines.
●	Enabling collaboration among startups, corporations, and research institutions to build cohesive ecosystems that support growth.
●	Addressing funding gaps for early-stage research and development by working to reduce risk perceptions and facilitating investment opportunities.

1

Financial Operations Overview

The following table summarizes our consolidated results of operations for the period ended September 30, 2025:

	Six months period ended September 30, 2025	Six months period ended September 30, 2024	Year ended March 31, 2025	Year ended March 31, 2024
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
	US$	US$	US$	US$
Revenue	2,199,845	1,829,681	3,371,037	2,403,552
Cost of sales	(1,668,192)	(905,382)	(2,069,772)	(1,804,622)
Gross profit	531,653	924,299	1,301,265	598,930
Other operating income	2,732	20,468	31,405	49,977
Distribution expenses	(55,367)	(174,794)	(273,487)	(160,855)
Administrative expenses	(1,176,879)	(1,486,992)	(2,400,790)	(1,929,680)
Other operating expenses	(564,608)	(507,856)	(1,128,526)	(917,524)
Share of results of associates	19,418	33,456	(10,760)	3,421
	(1,243,051)	(1,191,419)	(2,480,893)	(2,355,731)
Finance costs	(28,623)	(17,141)	(48,283)	(42,844)
Loss before income tax	(1,271,674)	(1,208,560)	(2,529,176)	(2,398,575)
Income tax (expense)/credit	(69,140)	(53,471)	(95,562)	7,414
Loss for the financial period/year	(1,340,814)	(1,262,031)	(2,624,738)	(2,391,161)

Other comprehensive income, net of income tax
Foreign currency translation	31,423	138,348	57,830	(121,298)
Unrealised gain from change in fair value of other investment	4,789,639	-	-	-
Total comprehensive gain/(loss) for the financial period/year	3,480,248	(1,123,683)	(2,566,908)	(2,512,459)

Loss for the financial period/year attributable to:
Owners of the Company	(42,541)	(1,170,942)	(2,513,573)	(2,304,026)
Non-controlling interests	(1,298,273)	(91,089)	(111,165)	(87,135)
	(1,340,814)	(1,262,031)	(2,624,738)	(2,391,161)

Revenue

	Six months period ended September 30, 2025	Six months period ended September 30, 2024	Year ended March 31, 2025	Year ended March 31, 2024
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
	US$	US$	US$	US$

Cellular therapy	54,254	278,242	586,440	407,443
Medical testing, laboratory and aesthetics beauty services	1,747,886	1,322,845	2,617,110	1,755,910
Consultation fee	48,687	219,496	157,467	232,173
Sales of medicine and healthcare product	349,018	9,098	10,020	8,026
	2,199,845	1,829,681	3,371,037	2,403,552

The increase in revenue of $370,164 for the six months period ended September 30, 2025 comparing to corresponding period was mainly due to the increase in medical testing, laboratory and aesthetics beauty services of $425,041 and increase in sales of medicine and healthcare products of $339,920, which were partially offset with the decrease in cellular therapy revenue of $223,988 and consultation fee income of $170,809.

For the financial year ended March 31, 2025, Alps Group recorded a revenue growth of 40.3%, with total revenue increasing from $2,403,522 in financial year ended March 31, 2024 to $3,371,037 in financial year ended March 31, 2025. This growth was primarily attributable to the revenue increase in medical testing, laboratory, and aesthetics beauty services segment, delivering a 49% year-on-year revenue increase, which added approximately $861,200 to total revenue.

In parallel, the cellular therapy segment recorded revenue growth of 43.93%, contributing an additional $178,997 compared to the previous financial year. Revenue from sales of medicine and healthcare products grew by 25%. Conversely, consultation fee income declined by 32.1%, primarily due to bundled packages whereby individual consultations are no longer charged separately

2

Revenue (Cont’d)

In the near future, we expect to continue to derive the majority of our revenues from the provision of medical testing, laboratory and aesthetics beauty services as we continue to advance our product candidates through and beyond the pre-clinical phase.

Cost of sales

	Six months period ended September 30, 2025	Six months period ended September 30, 2024	Year ended March 31, 2025	Year ended March 31, 2024
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
	US$	US$	US$	US$

Cost of inventories	499,279	182,216	585,298	833,774
Direct labour costs	83,772	178,262	334,686	432,315
Profit sharing on aesthetic services	1,015,211	458,923	1,085,830	522,066
Cellular therapy cost	69,341	70,776	59,354	15,499
Research expenses	-	15,065	-	-
Others	589	140	4,604	968
	1,668,192	905,382	2,069,772	1,804,622

Alps’ cost of sales includes cost of inventories for services performed and products sold, personnel-related expenses, profit sharing on hair implant, bone joint, aesthetic and men’s health services, cellular therapy cost and others as shown in the table above.

The overall increase in cost of sales for the six months period ended September 30, 2025 of $762,810 comparing to corresponding period was mainly due to the increase in profit sharing on hair implant, bone joint, aesthetic and men’s health services of $556,288 and the increase in cost of inventories of $317,063, which were partially offset by the decrease in direct labour costs of $94,490 and other costs of $16,051. The overall increase in cost of sales was in line with the growth of revenue which was driven mainly from the provision of testing, laboratory and aesthetics beauty services.

For the financial year ended March 31, 2025, Alps Group’s cost of sales increased by 14.7% to $2,069,772, compared to $1,804,622 in the previous financial year. The increase was primarily attributable to a 108% rise in profit sharing related to aesthetic and related products and services which amounted to $1,085,830.

Notably, this increase was partially offset by cost optimization initiatives across various areas. Inventory costs declined by 29.8% (a reduction of $248,476), while direct labor expenses declined by 22.6% (a reduction of $97,629). These improvements demonstrate Alps Group’s continued efforts to enhance operational efficiency. Consequently, Alps Group’s gross profit increased from $598,930 to $1,301,265, representing a 117% increase. The higher cost of sales was attributable to the increase in gross profit.

Alps Wellness Centre Sdn. Bhd. (“Alps Wellness”) has entered into multiple agreements with three (3) partners to provide specialized medical and aesthetic services. Alps Wellness entered into a Memorandum of Agreement dated November 1, 2023 (the “MoA”) with Advanced Hair Transplant Specialist Sdn. Bhd. (“Advanced Hair”), under which Advanced Hair agreed to provide hair transplant, mesotherapy, and hair filler services using Alps Wellness’s facilities and equipment. Pursuant to the MoA, Alps Wellness is responsible in providing the facilities and financial support, while Advanced Hair will deliver the services and conduct marketing efforts. The agreement is valid for two years, from November 1, 2023, to October 31, 2025, with an option for extension. Profits, after deducting the cost of goods sold, will be distributed with 40% to Alps Wellness and 60% to Advanced Hair.

3

Cost of sales (Cont’d)

Alps Wellness has also entered into a Memorandum of Understanding dated November 21, 2023 (the “MOU”) with Advanced Bone Joints Health Centre Sdn. Bhd. (“ABJHC”), under which ABJHC agreed to provide bone joint care and physiotherapy services, including orthopedic consultations, physical therapy, joint injections, pain management, spinal care, osteoporosis management, nutritional counseling, wellness programs, patient education, and telehealth services, using Alps Wellness’s facilities and equipment. Alps Wellness will provide the facilities, financial support for equipment, and rent-free clinic space, while ABJHC will deliver professional services, provide skilled staff, and conduct marketing efforts. The MOU is effective for two years, from November 21, 2023, to November 20, 2025, with an option for extension. Profits, after deducting expenses such as marketing and cost of goods sold, will be allocated with 29.8% to Alps Wellness and 70% to ABJHC.

Additionally, Alps Wellness is a party to a Memorandum of Agreement dated December 1, 2023 (the “MOA”) with Advanced Aesthetic Specialist Sdn. Bhd. (“AAS”), pursuant to which AAS agreed to provide aesthetic services, including beauty, skin, hair, and body treatments, using Alps Wellness’s facilities and equipment. Alps Wellness will provide the facilities, financial support for equipment, and collect payments directly from clients, while AAS will refer clients to Alps Wellness and deliver professional services. The MOA is valid for two years, from December 1, 2023, to November 30, 2025, with an option for extension. Profits, after deducting expenses such as marketing and cost of goods sold, will be shared between Alps Wellness and AAS in the proportion of 40% and 60% respectively.

These agreements establish collaborative partnerships between Alps Wellness and its partners, with clear roles, responsibilities, and profit-sharing arrangements for the provision of specialised medical and aesthetic services. Alps generates revenues through the provision of aesthetic services, including hair implants, to support its overall business and also to enable Alps to reinvest in its research and development initiatives. As of the date of this registration statement, these agreements have expired, and the parties have, in principle, agreed to renew the agreements and are currently negotiating extensions or renewal arrangements to continue these collaborative activities.

Other Operating Income

	Six months period ended September 30, 2025	Six months period ended September 30, 2024	Year ended March 31, 2025	Year ended March 31, 2024
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
	US$	US$	US$	US$

Refund of research fees	-	-	-	48,457
Refund of HR software	-	-	6,224	-
Sundry income	85	20,468	6,720	1,305
Wages subsidy	-	-	7,114	-
Realized foreign exchange gain	2,647	-	11,347	-
Gain on disposal of investment	-	-	-	215
	2,732	20,468	31,405	49,977

Other operating income for the six months period ended September 30, 2025 comprised mainly realised gain on foreign exchange of $2,647.

For the financial year ended March 31, 2025, Alps Group recorded other income of $31,405, compared to $49,977 in the previous financial year. The decrease of $18,572 was mainly attributable to the absence of one-off income items recorded in the prior year, including a refund of research fees of $48,457 and a gain on disposal of an investment of $215.

Offsetting this decline, the Group recognized several new or increased income items during the year. These included a refund of HR software totaling $6,224, sundry income of $6,720 representing a 414.9% increase from $1,305 in the previous year as well as a wage subsidy of $7,114 and a realized foreign exchange gain of $11,347.

4

Distribution expenses

	Six months period ended September 30, 2025	Six months period ended September 30, 2024	Year ended March 31, 2025	Year ended March 31, 2024
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
	US$	US$	US$	US$

Agent commission	55,367	174,794	240,717	159,998
Advertisement and promotion	-	-	32,770	857
	55,367	174,794	273,487	160,855

During the period ended September 30, 2025, distribution expenses which comprised agent commissions decreased to $55,367 in tandem with the lower cellular therapy revenue during this period.

For the financial year ended March 31, 2025, distribution expenses increased by 70.0% to $273,487, compared to $160,855 in the previous financial year. This increase was primarily driven by higher agent commissions, which rose by 50.5% to $240,717, reflecting stronger sales performance and expanded distribution efforts. In addition, advertisement and promotion expenses increased substantially to $32,770 from $857 in the prior year, representing a 3,723.8% increase. This increase was attributable to Alps Group’s strategic investment in brand awareness and promotional activities to support revenue growth and enhance market visibility.

Administrative expenses

	Six months period ended September 30, 2025	Six months period ended September 30, 2024	Year ended March 31, 2025	Year ended March 31, 2024
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
	US$	US$	US$	US$
Payroll costs	529,547	598,387	1,076,211	962,102
Research expenses*	28,120	47,405	169,987	276,957
Advisory fee	-	15,406	18,896	19,374
Professional fees - audit fee	-	-	278,344	214,839
Professional fees - DE-SPAC related	218,100	224,446	214,239	102,090
Professional fees - Others	67,680	93,296	73,605	28,725
Professional fees - Tax and secretary statutory filing	4,852	3,445	24,690	10,600
Subscription & membership fees	12,372	13,093	29,501	27,504
Transportation fee	17,563	28,045	2,454	4,047
Travelling expenses - Lodging and Accommodation	3,625	13,708	15,167	16,710
Travelling expenses - Air fare	1,771	24,982	13,217	19,332
Telephone & Fax charges	7,139	6,287	26,401	12,894
Water & electricity	34,028	38,767	66,210	58,299
R&M - Laboratory equipment	29,808	24,080	44,897	66,898
Miscellaneous	222,274	355,645	346,971	109,309
	1,176,879	1,486,992	2,400,790	1,929,680

*Alps has excluded salaries and payroll costs for employees engaged in research activities from the research expenses component and instead included them in the payroll costs component.

5

Administrative expenses (Cont’d)

The decrease in administrative expenses for the six months period ended September 30, 2025 of $310,113 compared to corresponding period was primarily due to decrease in payroll costs of $68,840, decrease in de-SPAC related and other professional fees in total of $31,962, transportation and travelling expenses of $43,776 and miscellaneous expenses (which included one-off items in the previous period) of $133,371.

For the financial year ended March 31, 2025, administrative expenses increased by 24.4% to $2,400,790, compared to $1,929,680 in the previous financial year. This increase was primarily attributable to higher payroll costs, which rose by 11.9% to $1,076,211, reflecting annual salary adjustments and additional headcount in administrative functions. Administrative expenses primarily consist of expenses incurred on research expenses, salaries, welfare benefits, and other related costs for employees in finance, operations, and administrative roles. Professional fees related to de-SPAC activities also increased significantly by 109.8% to $214,239, in line with Alps Group’s listing efforts.

During the financial year ended March 31, 2025, miscellaneous expenses increased by 217.4% to $346,971 compared to $109,309 in the previous financial year. The increase was primarily attributable to several additional or one-off items incurred during the year. These includes the rental of signage space on the façade of the office tower housing Alps’ leased premises which amount to an increase of $31,062. Donation to community organizations recorded an increase of $26,883. Contribution to staff welfare covering the company’s annual dinner attributed an increase of $21,460 as well as sponsorship for staff training, development and education. Repair and maintenance cost recorded an increase of $26,949, while service tax, bank charges and postage and courier charges collectively increased $30,908, consistent with higher revenue activity during the year.

	Six months period ended September 30, 2025	Six months period ended September 30, 2024	Year ended March 31, 2025	Year ended March 31, 2024
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
	US$	US$	US$	US$

NK Cell Therapy - MyImmune*	-	-	62,851	22,195
CAR-T Cell*	*	*	*	*
COVID-19 Vaccine (mRNA)*	-	-	13,093	18,513
Cholera Vaccine*	*	*	*	*
MYCELEST*	11,977	47,405	65,932	221,291
BioAge	1,016	-	-	-
iPSC (Heart Failure)*	-	-	8,659	218
Pharmaco-Interaction	-	-	11,385	-
mRNA (Diagnostic)*	15,127	-	8,067	11,845
CELESOME(+)*	-	-	-	2,895
	28,120	47,405	169,987	276,957

*In these pipelines, certain expenses, particularly salaries and payroll costs, are not individually tracked. These expenses are shared across research and development of various pipelines, and Alps Group does not allocate them to any specific pipeline.

Research and development expenses for the period ended September 30, 2025 decreased by $19,285 as compared to the corresponding previous period. The decrease in R&D expenses for MYCELEST of $35,428 has been partially offset by the increase in R&D activities for mRNA (diagnostics) of $15,127 during this period.

6

Administrative expenses (Cont’d)

Research and development expenses totaled $169,987 for the financial year ended March 31, 2025, compared to $276,957 in the previous financial year. Key R&D activities during the year included expenditures in the NK Cell Therapy MyImmune program ($62,851, FY2024: $22,195), MYCELEST ($65,932, FY2024: $221,291), and Pharmaco-Interaction studies ($11,385, FY2024: nil). Other pipelines, such as the COVID-19 mRNA vaccine and iPSC for heart failure, recorded expenditures of $13,093 and $8,659, respectively.

Other Operating Expenses

	Six months period ended September 30, 2025	Six months period ended September 30, 2024	Year ended March 31, 2025	Year ended March 31, 2024
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
	US$	US$	US$	US$
Amortisation of right-of-use assets	232,616	232,510	500,144	403,019
Depreciation of property, plant and equipment	245,603	250,522	465,287	455,613
Amortisation of intangible assets	84,965	24,668	163,095	44,807
Property, plant and equipment written off		-	-	14,085
Loss on realised foreign exchange differences	1,424	156	-	-
	564,608	507,856	1,128,526	917,524

Other operating expenses for the financial year ended March 31, 2025, primarily comprised of amortization of right-of-use assets, amortization of intangible assets and depreciation charge on property, plant and equipment.

The increase in other operating expenses for the six months period ended September 30, 2025 of $56,752 as compared to corresponding previous period was mainly due to increase in amortisation of intangible assets of $60,297 relating to the intellectual property acquired in March 2024 as stated in the paragraph below.

For the financial year ended March 31, 2025, other operating expenses have increased by 23.0% or $211,002, to $1,128,526 compared to $917,524 in the previous financial year. This increase reflects the commencement of amortization on intellectual property acquired in March 2024, which began impacting expenses in the financial year ended March 31, 2025.

Finance Costs

	Six months period ended September 30, 2025	Six months period ended September 30, 2024	Year ended March 31, 2025	Year ended March 31, 2024
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
	US$	US$	US$	US$
Interest expense on lease liabilities	28,623	16,119	48,245	42,250
Hire purchase interests	-	1,022	38	594
	28,623	17,141	48,283	42,844

Finance costs for the period ended September 30, 2025 relates to interest on lease liabilities only and the increase during the period was attributable to higher lease rental arising from renewal of certain leases upon expiry.

7

Income Tax Expense

For the period ended September 30, 2025, the income tax expense increased by $15,669, compared to the same period in 2024 due mainly to higher contribution to revenue from the aesthetic beauty segment for the current period.

For the financial year ended March 31, 2025, income tax expense rose to $95,562, compared to the financial year. This increase was primarily driven by Alps Wellness’s chargeable income, which was computed after deducting allowable expenses and taxed at a rate of 24%.

Other Comprehensive Income

Other comprehensive income for the period ended September 30, 2025 comprised mainly unrealized gain of $4,789,639 arising from the change in the fair value of the Group’s investment in Cylo Cybin Holdings Limited (the “Cilo Cybin”), a company listed on the Johannesburg Stock Exchange, whose principal activities are in the Biotech, Biohacking and Pharmaceutical businesses.

During the financial period, Cilo Cybin completed its acquisition of Cilo Cybin Pharmaceutical, which resulted in the enlargement of Cilo Cybin’s issued share capital post-acquisition, thereby reducing Alps Group’s shareholding to approximately 9.98% of the total issued capital of the combined post-acquisition entity. The investment in Cilo Cybin was reclassified from investment in associates to other investment, and measured at fair value, with unrealized gain as at end of the financial period recorded under other comprehensive income.

Liquidity and Capital Resources

Overview

Since our inception, we have incurred significant operating losses and expect to continue incurring substantial expenses for the foreseeable future as we advance the preclinical and clinical development of our research programs and product candidates. Our research and development and general and administrative expenses are anticipated to increase due to the execution of clinical trials and preclinical studies, expansion of our intellectual property portfolio, and provision of general and administrative support for our operations. Consequently, we will require additional capital to fund our operations, which may be obtained through additional equity or debt financings, collaborations, licensing arrangements, or other sources. We expect that we will need approximately US$1,500,000 in the next 12 months to finance our working capital needs and an additional US$1,000,000 for the next 12 months following.

The table below is extracted from the unaudited pro forma condensed combined balance sheet, presenting the anticipated liquidity position of the Combined Company post-Business Combination:

US$

Cash and cash equivalent	3,478,521
Total liabilities	(13,675,036)
Anticipated Liquidity Position	(10,196,515)

8

Cash Flows

The following table summarizes our cash flows for the period presented:

	Six months period ended September 30, 2025	Six months period ended September 30, 2024	Year ended March 31, 2025	Year ended March 31, 2024
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
	US$	US$	US$	US$
Net cash flows from/(used in)
Operating Activities	(776,181)	(731,653)	(1,608,783)	(1,366,743)
Investing Activities	(18,665)	(70,255)	(100,062)	(1,714,113)
Financing Activities	906,536	858,130	1,866,596	3,300,614
Exchange Rate Differences	(22,015)	8,515	(299,286)	(21,105)
Net increase in cash and cash equivalents	89,675	64,737	(141,535)	198,653

Operating activities

The cash flows used in operating activities for the six months period ended September 30, 2025 of $776,181 comprised loss before tax of $1,271,672, positive non-cash adjustments of US$595,380, net negative change in assets and liabilities of $76,041 and tax paid of $23,848. Non-cash adjustments primarily included amortization of right-of-use assets, depreciation of property, plant and equipment and amortization of intangible assets. The net negative change in assets and liabilities was primarily due to an increase in inventories, trade receivables, trade payables and advance from customers.

The cash flows used in operating activities for the six months period ended September 30, 2024 of $731,653 comprised loss before tax of $1,208,560, positive non-cash adjustments of US$491,386, net negative change in assets and liabilities of $26,686 and tax refund of $12,207. Non-cash adjustments primarily included amortization of right-of-use assets, depreciation of property, plant and equipment and amortization of intangible assets. The net negative change in assets and liabilities was primarily due to an increase in inventories, trade receivables, trade payables and advance from customers.

The cash flows used in operating activities for the financial year ended March 31, 2025 of $1,608,783 comprised loss before tax of $2,529,176 positive non-cash adjustments of $1,187,569, net negative change in assets and liabilities of $155,62, tax paid of $122,030 and tax refund of $10,477. Non-cash adjustments primarily included amortization of right-of-use assets, depreciation of property, plant and equipment and amortization of intangible assets. The net negative change in assets and liabilities was primarily due to an increase in inventories, trade payables and advance from customers.

The cash flows used in operating activities for the financial year ended March 31, 2024 of $1,366,743 comprised loss before tax of $2,398,575, positive non-cash adjustments of $956,730, net positive change in assets and liabilities of $191,793 and tax paid of $116,691. Non-cash adjustments primarily included amortization of right-of-use assets, depreciation of property, plant and equipment, amortization of intangible assets and property, plant and equipment written off. The net negative change in assets and liabilities was primarily due to an increase in inventories, trade receivables, trade payables and other payables and accruals.

Investing activities

The cash flows used in investing activities for the six months period ended September 30, 2025 of $18,655 comprised purchase of property, plant and equipment of $16,226 and net advances to associate companies of $2,439.

9

Investing activities (Cont’d)

The cash flows used in investing activities for the six months period ended September 30, 2024 of $70,255 comprised purchase of property, plant and equipment of $72,659 and net advances to associate companies of $2,404.

The cash flows used in investing activities for the financial year ended March 31, 2025 of $100,062 comprised purchase of property, plant and equipment of $83,772 and net advances to associate companies of $16,290.

The cash flows used in investing activities for the year ended March 31, 2024 of US$1,714,113 comprised purchase of property, plant and equipment of US$221,317, acquisition of associates of $1,492,955 and net advances to associate companies of US$159.

Financing activities

The cash flows from financing activities for the six months period ended September 30, 2024 of $905,536 comprised repayment of lease liabilities of $182,644, advances from directors of $1,117,803 and interest paid of $28,623.

The cash flows from financing activities for the six months period ended September 30, 2024 of $858,130 comprised repayment of hire purchase of $5,110, repayment of lease liabilities of $154,424, advances from directors of $1,034,805 and interest paid of $17,141.

The cash flows from financing activities for the financial year ended March 31, 2025 of $1,866,596 comprised repayment of hire purchase of $7,260, net repayment of lease liabilities of $460,170, advances from directors of $2,361,546, interest paid of $48,283 and advances from associates of $20,763.

The cash flows from financing activities for the financial year ended March 31, 2025 of $3,300,614 comprised proceeds from issuance of shares of $2,317,209, repayment of hire purchase of $10,544, repayment of lease liabilities of $414,819, advances from directors $1,451,612 and interest paid of $42,844.

Off-Balance Sheet Arrangements

Alps does not have any off-balance sheet arrangements.

Recently Issued Accounting Pronouncements

For a discussion of new accounting pronouncements see “Notes to Consolidated Financial Statements” located elsewhere in this prospectus.

Quantitative and Qualitative Disclosures about Market Risks

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk comprises of three types of risk: interest risk, foreign currency risk and other price risk. Alps’ exposure to these risks is not material.

Critical Accounting Policies

Alps prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board. In doing so, it has to make estimates and assumptions that affect its reported amounts of assets, liabilities, revenues and expenses, as well as related disclosure of contingent assets and liabilities. To the extent that there are material differences between these estimates and actual results, Alps’ financial condition or operating results and margins would be affected. Alps bases its estimates on past experience and other assumptions that it believes are reasonable under the circumstances, and it evaluates these estimates on an ongoing basis. Alps refers to accounting estimates of this type as critical accounting policies and estimates, which is discussed further below.

10

Impairment of Financial Assets

Alps recognises a loss allowance for expected credit losses (“ECL”) on trade receivables, other receivables and deposits, amount owing due associates as well as cash and bank balances. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.

Alps recognises lifetime ECL for trade receivables. Alps considers past loss experience, timing of billing and observable data such as current changes and future forecasts in economic conditions to estimate the amount of expected impairment loss. The methodology and assumptions including any forecasts of future economic conditions are reviewed regularly.

For all other financial instruments, Alps Group recognise lifetime ECL when there has been a significant increase in credit risk since initial recognition. However, if the credit risk on the financial instrument has not increased significantly since initial recognition, Alps measures the loss allowance for that financial instrument at an amount equal to 12-month ECL.

Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECL represents the portion of lifetime ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date.

Reversal of impairment loss to profit or loss, if any, is restricted to not exceeding what the amortised cost would have been had the impairment not been recognised previously.

Significant increase in credit risk

In assessing whether the credit risk on a financial asset has increased significantly since initial recognition, Alps compares the risk of a default occurring on the financial instrument at the reporting date with the risk of a default occurring on the financial instrument at the date of initial recognition. In making this assessment, Alps considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information such as financial evaluation of the creditworthiness of the debtors, ageing of receivables, defaults and past due amounts, past experience with the debtors, current conditions and reasonable forecast of future economic conditions.

Alps presumes that the credit risk on a financial asset has increased significantly since initial recognition when contractual payments are more than 365 days past due, unless Alps has reasonable and supportable information that demonstrates otherwise.

Probability of default

Alps considers the information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including Alps, in full, as constituting an event of default for internal credit risk management purposes as historical experience indicates that financial assets are generally not recoverable.

Alps considers that default has occurred when a financial asset is more than 365 days past due unless Alps has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate.

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Impairment of Financial Assets (Cont’d)

Write-off policy

Alps writes off a financial asset when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, with case-by-case assessment performed based on indicators such as insolvency or demise. Financial assets written off may still be subject to enforcement activities under Alps’ recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognised in profit or loss as bad debts recovered.

Measurement and recognition of expected credit losses

The measurement of expected credit losses is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information as described above. As for the exposure at default, for financial assets, this is represented by the assets’ gross carrying amount at the reporting date.

For financial assets, the expected credit loss is estimated as the difference between all contractual cash flows that are due to Alps in accordance with the contract and all the cash flows that Alps expects to receive, discounted at the original effective interest rate.

If Alps has measured the loss allowance for a financial instrument at an amount equal to lifetime ECL in the previous reporting period, but determine at the current reporting date that the conditions for lifetime ECL are no longer met, Alps measures the loss allowance at an amount equal to 12-month ECL at the current reporting date, except for assets for which the simplified approach was used.

Alps recognizes an impairment gain or loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

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